Fast-Growing Independent Publishers, 2019, Publishers Weekly

April 5, 2015

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Fast-Growing Independent Publishers, 2019

Capitalizing on trends spurs growth

By Jim Milliot and Claire Kirch | Apr 05, 2019

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It is not uncommon for new companies to top *PW*'s list of fast-growing independent publishers, and that is the case this year. (A publisher is eligible for inclusion in the list if its net sales were between $2 million and $10 million in 2018.) Mango Publishing was started in 2014 by Chris McKenney, whose background includes serving as chief operating officer of PGW and who was also the cofounder of Mobifusion, a digital startup seeking to make content compatible across different mobile platforms. In forming Mango, McKenney assembled a team that includes such publishing veterans as Michelle Lewy, who worked with McKenney at Mobifusion, and Brenda Knight, former publisher of Cleis Press, as well as newcomers to the industry. Some of Mango's 23 employees work at the company's Miami headquarters, while others work remotely, including several who live outside the U.S.